Exhibit 6.6

10 INNOVATION LN, UNIT A BOZEMAN, MT 59718 (406) 404-6310 www.hyaliteconsulting.com

SERVICES AGREEMENT/ WORK ORDER

This Services Agreement and Work Order (this “Agreement”) is made and entered into on 6/26/2025 (the “Effective Date”), by and between Hyalite Consulting Inc. a Delaware Corporation (the “Company”) and Powerlink Digital Partners Inc. a Nevada Corporation (the “Client”). In exchange for compensation paid by Client under this Agreement, the Company agrees to provide services to Client as set forth herein. Together, Client and Company are sometimes collectively referred to as the “Parties” in this Agreement and sometimes each is referred to individually as a “Party.” When signed by both Parties, this Agreement will set forth the terms and conditions under which Company agrees to provide certain services to Client as set forth herein.

WITNESSETH:

WHEREAS, Company is engaged in the business of providing environmental evaluation and consulting services to commercial businesses, non-profits and governmental agencies; generally, follows the United Nations Framework Convention on Climate Change (UNFCCC); and

WHEREAS, the Company’s services include, but are not limited to, carbon footprint surveys, audits and evaluations, site assessments, carbon emission reduction project development, project registration with Accredited Verifiers, development of options related to carbon capture and sequestration, registration of projects to generate carbon credits, carbon offsets and income tax credits, and other related environmental and climate related services (“Services”); and

WHEREAS, Client desires to engage Company, as an independent contractor, to provide services reasonably requested by Client, in accordance with the terms of this Agreement; and

WHEREAS, Client and Company desire to enter into this Agreement to provide the terms and conditions upon which Client may engage Company from time-to-time to provide Services (as further described below) for individual studies or projects by executing individual Work Orders (as defined below) specifying the details of the services and the related terms and conditions.

AGREEMENT:

NOW, THEREFORE, IN CONSIDERATION of the mutual promises, conditions and agreements herein contained, the receipt and sufficiency of which are hereby acknowledged, and the specifications and special provisions set forth in any exhibits attached and hereby incorporated, the Parties mutually agree to be bound as follows:

The Client undertakes power generation by the upcycling of used tires through a proprietary process, zero emissions for use by customers globally.

The Client desires to:

●	Achieve a Net-Zero supplier status. This will enable the client to increase market share whilst maintaining and/or increasing product pricing.
●	Develop concrete, actionable organic decarbonization plans for its operations.
●	Develop methodologies for future production facilities to meet the Net-Zero emissions standards.
●	Generate additional, new Environmental Income Stream through monetization of Carbon Credits and/or Tax Credits as applicable and improve its top and bottom line.

To generate the carbon credits, it will be necessary to first establish a baseline scenario. This mandates the measuring GHG emissions on doing business as usual. Reduction in carbon emissions will then then have to be measured and quantified relative to this baseline. The baseline will be specific to each location.

The scope of work described below is for the client’s as of today. As the Client expands, it will be necessary to make amendments and re-measure, verify, and provide updates to the registry filings.

As part of this work order, HYALITE CONSULTING will undertake the following Services to assess the baseline scenario:

-	Conduct a “good faith estimate” of the carbon footprint of the company’s current operations.
-	Conduct a “good faith estimate” of the carbon footprint of the company’s client current operations with existing valves.

HYALITE CONSULTING will assist in the write up the project for the registry and submit it, utilizing UN approved methodologies for approval to quantify the emission reductions.

HYALITE CONSULTING will work with third party verifier to register the emission reductions with the appropriate registry, to obtain eligibility for Emission Reduction credits – Carbon Credits.

It may be necessary to register the Project concurrently in multiple registries due to the geographic spread of the client base. As of today – HYALITE CONSULTING will start with an accredited U.S. Based Registry for the current business model.

Confidentiality

Client will have internal policies on confidentiality, protection of personally identifiable information and protection of intellectual property applicable to and consistent with the terms of this Work Order. Client will ensure that all Client staff receive training on the Confidentiality policies and the relevant terms of this Work Order, as applicable to the work performed by that employee. Client will ensure this training is completed before Client staff interact with Customers.

Term and Termination

Term. The term of this Work Order shall commence on the date of execution and shall continue until the Services described herein are completed unless this Work Order either terminated or completed.

Compensation

Pricing and payment for all Services provided hereunder shall be in accordance with the following.

Fixed payment: This amount is identified in advance and, with the exception of agreed-to increases or decreases, does not change. It is designed to account for the Company’s work dedicated to the Clients’ project, administrative, infrastructure and basic operating costs.

Recurring payment: This amount is determined by the length of time during which the Company’s services are required. Variable payments can become eligible if new innovative solutions are added to the project by the company, which results in additional Carbon Credits being authorized by the Registry.

Project Fees | Develop and Submit Project to Registry (Per Project)

PHASE 1: Baseline Assessment

Account Opening, KYC, AML, etc

Measure and Calculate Baseline emission

PHASE2: Carbon Credit Generation

Project Write up and Submission to Registry

Project Filing Fees

Project Support during Registry validation

Assistance with 3rd Party Verification 1

PHASE 3: Carbon Credit Monetization

Project fees [2]	$ 10,000 / month

Carbon Credit fee split

Client	80%

Hyalite Consulting	20%

Carbon Credit Transaction Fees	TBD

Annual validation and review	$ 7,500 / annum

Travel & Accommodation Expenses [3]	Cost + 7.5%

Note:

1.	3rd party verification is based on a single visit to the facility. If additional trips are required, cost for verification will be adjusted accordingly. If the fees are paid directly by the client, no surcharge will be applied.

2.	The minimum term is 18 months, but if the project runs longer, $10,000 a month will be billed. If the project is validated faster, the balance will be invoiced upon credits generation.

3.	Travel: Completion of emission measurements may require one or more trips to the facilities. Any travel will be pre-approved by the parties. If the fees are paid directly by the client, no surcharge will be applied.

4.	Additional projects will be priced separately.

5.	The pricing is valid for 15 days and thereafter is subject for review and possible change after initial proposal date.

6.	Proposal is subject to our Standard Terms and Conditions (STC) provided in our Master Services & Carbon Credit Commercial Agreement.

7.	Payments due upon invoicing

IN WITNESS WHEREOF, the Parties have executed this Work Order by their duly authorized representative as of the Effective Date set forth above.

COMPANY:

HYALITE CONSULTING INC.

/s/ Lise Berenger

Lise Berenger, Director of Environmental Services

CLIENT:

POWERLINK DIGITAL PARTNERS INC.

/s/ William B Hoagland

William B Hoagland Chief Executive Officer